ANTHONY L.G., PLLC

laura aNTHONy, esq GEOFFREY ASHBURNE, ESQ* JOHN CACOMANOLIS, ESQ** CHAD FRIEND, ESQ, LLM SVETLANA ROVENSKAYA, ESQ***	WWW.ANTHONYPLLC.COM WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM

OF COUNSEL: MICHAEL R. GEROE, ESQ, CIPP/US**** CRAIG D. LINDER, ESQ***** PETER P. LINDLEY, ESQ, CPA, MBA PHILIP MAGRI, ESQ.****** STUART REED, ESQ MARC S. WOOLF, ESQ	DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM

* licensed in CA only

**licensed in FL and NY

***licensed in NY and NJ

****licensed in FL, CA and NY

May 22, 2020

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of corporate Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks 009, LLC Amendment No. 2 to Offering Statement on Form 1-A Filed May 15, 2020 File No. 024-11185

Dear Sir or Madam:

We have electronically filed herewith on behalf of Masterworks 009, LLC (the “Company”) Amendment No. 3 (“Amendment No. 3”) to the above-referenced offering statement on Form 1-A originally filed on April 2, 2020, as amended (“Form 1-A”). Amendment No. 3 is marked with < R > tags to show changes made from Amendment No. 2 to the Form 1-A filed on May 15, 2020 (“Amendment No. 2”). In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Josh Goldstein dated May 21, 2020. We trust you shall deem Amendment No. 3 and the contents of this transmittal letter responsive to your comment letter.

Amendment No. 2 to Form 1-A filed on May 15, 2020

Summary

Overview, page 4

1.	Comment. We note your disclosure that “Masterworks, acting as agent for the Company, has agreed to purchase the Painting from a private gallery for $600,000.” However, we also note that you have filed an unsigned and undated Form of Art Purchase Agreement as an exhibit and that your disclosures on pages 3 and 61 state that Masterworks “seeks to purchase” the Painting. With a view to understanding the status of the purchase of the artwork, please revise your disclosures to consistently state, if true, that Masterworks has agreed to purchase the Painting.

Response: In response to the Staff’s comment, the Company notes that as of May 15, 2020, Masterworks and the private gallery had verbally agreed to purchase and sell the Painting on the terms reflected in Amendment No. 2, but had not fully negotiated or executed the art purchase agreement. The Art Purchase Agreement has now been executed and the language in the Offering Circular referenced in the Staff’s comment that Masterworks “seeks to purchase” the Painting has been revised to reflect that Masterworks has “agreed to purchase” the Painting and the execution version of the Art Purchase Agreement has been filed as Exhibit 6.3 to Amendment No. 3. The Company also notes that the final execution version of the Art Purchase Agreement filed with Amendment No. 3 is identical in all material respects to the Form of Art Purchase Agreement filed previously with Amendment No. 2.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Tony Watson/U.S. Securities and Exchange Commission
Donna Di Silvio/U.S. Securities and Exchange Commission
Scott Anderegg/U.S. Securities and Exchange Commission
Mara Ransom/U.S. Securities and Exchange Commission
Joshua B. Goldstein/Masterworks 009, LLC
Craig D. Linder, Esq./Anthony L.G., PLLC

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